UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 14, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Johannesburg, Monday, 14 December 2020. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

A.DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

The following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of performance share awards made pursuant to the provisions of the Harmony Share Plan 2006 are disclosed:

1.Name of director:	P Steenkamp (Chief Executive Officer)
Nature of transaction:	Vesting of performance shares and pledged performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	812 709
Number of vested shares sold on market to cover tax:	377 909
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market to cover tax:	R24 818 645
Number of shares retained in own name:	434 800
Total value of shares retained in own name:	R28 554 881
Nature and extent of director’s interest:	Direct beneficial

2. Name of director:	B Lekubo (Financial Director)
Nature of transaction:	Vesting of performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested and sold on market:	225 313
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R14 797 116
Nature and extent of director’s interest:	Direct beneficial

3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Vesting of performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested and sold on market:	251 722
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R16 531 490
Nature and extent of director’s interest:	Direct beneficial

4. Name of prescribed officer:	B Nel
Nature of transaction:	Vesting of performance shares and matched performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	318 487
Number of vested shares sold on market to cover tax:	148 095
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market to cover tax:	R9 725 932
Number of shares retained in own name:	170 392
Total value of shares retained in own name:	R11 190 256
Nature and extent of prescribed officer’s interest:	Direct beneficial

5. Name of prescribed officer:	VP Tobias
Nature of transaction:	Vesting of performance shares and matched performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	324 720
Number of vested shares sold on market to cover tax:	150 994
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market to cover tax:	R9 916 320
Number of shares retained in own name:	173 726
Total value of shares retained in own name:	R11 409 211
Nature and extent of prescribed officer’s interest:	Direct beneficial

6. Name of prescribed officer:	J van Heerden
Nature of transaction:	Vesting of performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Number of ordinary shares vested and sold on market:	293 554
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R19 278 748
Nature and extent of prescribed officer’s interest:	Direct beneficial

7. Name of prescribed officer:	M van der Walt
Nature of transaction:	Vesting of performance shares and matched performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested:	254 065
Number of vested shares sold on market to cover tax:	118 139
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market to cover tax:	R7 758 613
Number of shares retained in own name:	135,926
Total value of shares retained in own name	R8 926 750
Nature and extent of prescribed officer’s interest:	Direct beneficial

8. Name of company secretary:	S Mohatla
Nature of transaction:	Vesting of performance shares and settlement by (i) on-market sale of shares and (ii) off-market equity settlement, in terms of the Harmony Share Plan 2006
Vesting Date:	20 November 2020
Class of securities:	Ordinary shares
Number of ordinary shares vested and sold on market:	8 687
Date of conclusion of bulk on-market sale of shares:	09 December 2020
On-market sale price per share:	Volume weighted average price of R65.67 per share (with a low of R61.50 per share and a high of R70.99 per share)
Total value of shares sold on market, prior to deduction of tax liability:	R570 507
Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the prescribed officer.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
14 December 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 14, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director